                                                                    EXHIBIT 12.1


                               POLYONE CORPORATION
                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (IN MILLIONS)

                                                        2001 (1)         2000      1999     1998       1997
                                                      -------------------------------------------------------
Earnings:
   Consolidated pre-tax income from continuing
     operations before minority interest and
     earnings of equity affiliates                      (60.5)          (10.9)     164.3    19.9       34.9
   Share of distributed earnings of equity affiliates     5.4            32.3        4.6     3.2        -
   Share of pre-tax loss of equity affiliates
     with guaranteed debt                                (8.6)            -         (9.3)   (0.1)      (1.2)
   Add, fixed charges                                    60.6            43.7       34.2    33.7       28.0
   Add, amortization of capitalized interest              0.8             0.8        1.8     1.9        1.8
   Subtract, interest capitalized                        (1.1)            -         (0.7)    -         (5.2)
                                                      -------------------------------------------------------
                                                         (3.4)           65.9      194.9    58.6       58.3
                                                      -------------------------------------------------------

Fixed charges:
   Interest expense                                      41.5            36.3       17.3    15.6       11.3
   Capitalized interest                                   1.1             -          0.7     -          5.2
   Net amortization of debt discount and premium
     and issuance expenses                                0.4             0.4        0.4     0.4        0.6
   Interest portion of rental expense (2)                 8.5             7.0        7.0    10.7       10.7
   Interest expense relating to guaranteed
     debt of equity affiliates                            9.1             -          8.8     7.0        0.2
                                                      -------------------------------------------------------
                                                         60.6            43.7       34.2    33.7       28.0
                                                      -------------------------------------------------------
   Ratio of earnings to fixed charges                      --             1.5x       5.7x    1.7x       2.1x
                                                      -------------------------------------------------------

(1) Earnings in 2001 were insufficient to cover fixed charges by $64.0 million. Accordingly, such ratio is not presented.

(2) The interest factor represents approximately one-third of lease expense, which management believes is representative of the interest component of lease expense.